

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

February 11, 2009

By Facsimile and U.S. Mail

Jack I. Ruff
President and Chief Executive Officer
Sunair Services Corporation
595 South Federal Highway, Suite 500
Boca Raton, FL 33432

> **Re:** **Sunair Services Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 28, 2009**
> **File No. 1-04334**

Dear Mr. Ruff:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We remind you to file, on the date of first use, any written communications that may be reasonably viewed as soliciting material. Refer to Question 4 in section I.D. in the Third Supplement to the Manual of Telephone Interpretations (July 2001). For example, you have not filed using the EDGAR header tag "DEFA14A" the press release dated February 5, 2009, which was filed as an exhibit to a Form 8-K on February 6, 2009. The press release and any other written communications should be filed immediately in accordance

with Rule 14a-6(b) as other soliciting materials. In addition, any future written soliciting material, including any emails, postings to your website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rule 14a-6(b) and must be filed under the cover of Schedule 14A.

2. We note that the shares represented by the proxy card will be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

3. We note that in the insurgent group's information statement, the insurgents state that any proxy given to Coconut Palm has ceased to be irrevocable since the shares have been offered for sale to Massey Services. Please disclose to security holders who will make the initial determination as to who has the power to vote these disputed shares. Please also disclose the impact on the insurgents' consent solicitation to remove and replace six of the directors if you receive a favorable or unfavorable result.

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Laura Holm, Esq.
        Akerman Senterfitt